SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA

02 FEB -6 AM 8:56

SUPPL


02002981

Madrid, January 2002

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

- EXHIBIT 1.- TelePizza informs that, as of 01/18/02, the company has signed a promissory purchase contract with the entity COMMERZ GRUNDBESITZ SPEZIALFONDS Gmbh, regarding a building under development. The purchaser has agreed to pay to the vendor a total price of 25,242,508 euros for the completed property.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

Igor Albiol
Controller Director

Checks made through the Databases
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 01/22/2002 **Outstanding Information**

- TelePizza informs that, as of 01/18/02, the company has signed a promissory purchase contract with the entity COMMERZ GRUNDBESITZ SPEZIALFONDS Gmbh, regarding a building under development. The purchaser has agreed to pay to the vendor a total price of 25,242,508 euros for the completed property.

Spanish Stock Exchange Commission
Paseo de la Castellana, 19
28046 MADRID

ATT. D. Antonio Mas Sirvent
(General Direction of Market Supervision)
Fax no: 91/585.16.62
Number of pages: 1

COMMUNICATION OF RELEVANT FACT

Madrid, January 22nd, 2002.

In compliance with the provisions of Sec. 82 of the 24/1988 Act dated 28 July for the Stock Exchange, we hereby inform, for the purposes of its registration in the public records of the Spanish Stock Exchange Commission (*Comisión Nacional del Mercado de Valores*), the following relevant fact:

As of the 18th of January 2002, TelePizza, S.A. has signed a promissory purchase contract with the entity COMMERZ GRUNDBESITZ SPEZIALFONDS Gmbh (a real estate German Fund), regarding the building under development in San Sebastian de los Reyes. This new building is aimed to be the Group's headquarters. The formal purchase and sale deed will be signed between the parties on completion of the development and fitting-out works. TelePizza will be responsible for completing said works. The conclusion of the premises is planned for the third quarter of the current year. The purchase price agreed has been 25,242,508 euros for the completed property, the purchaser has already paid 12,825,598 euros, as initial payment
A 10-year lease agreement will be signed at the same time as the purchase and sale deed.

By: D. Javier Gaspar Pardo de Andrade
Non-Director Secretary of TELE PIZZA, S.A.